November 12, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Katherine Bagley

        Jennifer López-Molina

        Scott Stringer

        Angela Lumley

Re:  Pivotal Holdings Corp

Amendment No. 1 to

Registration Statement on Form F-4

Filed September 30, 2021

File No. 333-259800

Ladies and Gentlemen:

This letter is submitted on behalf of Pivotal Holdings Corp (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated October 28, 2021 (the “Comment Letter”) with respect to the above referenced registration statement on Form F-4 filed with the Commission on September 30, 2021 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which will include changes in response to the Staff’s comments.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 2. All references to page numbers in these responses are to pages of Amendment No. 2.

Cover page

1.	Please amend your cover page to disclose the Exchange Ratio.

Response: The Company has revised its disclosure on the cover page to address the Staff’s comment.

Conditions to Closing, page 4

2.

We note your disclosure that “The obligations of Swvl, Holdings, Cayman Merger Sub, BVI Merger Sub and SPAC to consummate the Company Merger are subject to the satisfaction or waiver (where permissible).” Please revise to identify the conditions to closing that may be waived.

Response: The Company has revised its disclosure on pages 4, 5, 104 and 105 to address the Staff’s comment. In addition, the Company notes for the Staff that there are no contractual limitations on which conditions can be waived. The inclusion of “where permissible” reflects the language of the Business Combination Agreement, which was intended to mean “where permissible pursuant to applicable law.”

Holdings Shareholder Agreement, page 6

3.

In an appropriate place in your filing, please identify the Holdings Key Shareholders. Please also describe the certain board appointment and corporate governance rights, and voting commitments such persons have agreed to establish.

Response: The Company has revised its disclosure under the section titled “Certain Defined Terms” and on pages 6 and 140 to address the Staff’s comment. Further, the Company respectfully notes for the Staff the existing disclosure on pages 140 – 141, addressing certain board appointment and corporate governance rights, and voting commitments the Holdings Key Shareholders have agreed to establish.

Interests of Certain Persons in the Business Combination, page 11

4.

You disclose that you will continue to indemnify the SPAC’s existing directors and officers under the Holdings Memorandum and Articles and continue to provide directors’ and officers’ liability insurance to the SPAC’s directors and officers after the Business Combination. Please disclose the duration of the indemnification and liability insurance for the SPAC’s directors and officers after the Business Combination.

Response: The Company has revised its disclosure on pages xi, 13, 65 and 136 to address the Staff’s comment.

5.

You disclose that the Sponsor and SPAC’s directors and officers have agreed not to redeem any SPAC Class A Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination. Please tell us whether these entities received any compensation or other consideration in exchange for their agreement not to redeem any Class A Ordinary Shares.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Sponsor and SPAC’s directors and officers agreed to waive their redemption rights pursuant to a letter agreement that the Sponsor and SPAC’s directors and officers entered into in connection with the IPO, pursuant to which the parties thereto acknowledged that consideration was provided in exchange for the parties entering into the letter agreement. However, the letter agreement is a standard agreement entered into in connection with the IPO that, in addition to an agreement to waive redemption rights with respect to SPAC Class A Ordinary Shares, includes among other things, an agreement to waive redemption rights with respect to SPAC Class B Ordinary Shares, an agreement to vote such shares in favor of the Business Combination and to subject such shares to certain transfer restrictions. Accordingly, no specific consideration was ascribed to the agreement to waive redemption rights. The provisions relating to the waiver of redemption rights in the letter agreement have not been amended in connection with the Business Combination.

“If Swvl fails to cost-effectively attract and retain new riders . . .”, page 26

6.	In an appropriate place in your filing, please define and describe how Swvl measures “new rider growth,” and “rider utilization.”

Response: The Company has revised its disclosure on pages 29 and 201 to address the Staff’s comment.

“Any actual or perceived security or privacy breach . . .”, page 32

7.

We note your disclosure that, “[i]n July 2020, unauthorized parties gained access to a Swvl database containing identifiable information of its riders by exploiting a breach in certain third-party software used by Swvl.” Please provide additional detail in your disclosure describing the consequences to Swvl’s business and operations related to this breach, if material.

Response: The Company has revised its disclosure on pages 35 and 193 to address the Staff’s comment.

“Swvl’s pending acquisition of a controlling interest in Shotl . . .”, page 40

8.

Please amend your disclosure to describe whether you expect the acquisition of a controlling interest in Shotl to occur prior to completion of the business combination. Please also describe, as applicable, the potential risks related to this acquisition if it will not or does not close prior to the completion of the business combination.

Response: The Company has revised its disclosure on page 42 to address the Staff’s comment.

“Swvl does not have written contractual arrangements . . .”, page 41

9.

To provide additional context for investors regarding the risks related to your lack of written contracts with material customers, please disclose the percentage of Swivl’s revenue attributable to these customers for the financial periods presented in the filing.

Response: The Company has revised its disclosure on page 43 to address the Staff’s comment.

“Uncertainties with respect to the legal systems in the jurisdictions in which Swvl operates . . .”, page 42

10.

We note your disclosure that “Swvl is, and will likely in the future be, required to hold multiple registrations, licenses, permits and approvals in connection with its business operations. New laws and regulations may be adopted from time to time that require Swvl to obtain registrations, licenses, permits and approvals in addition to those Swvl already holds. Swvl does not hold all of the required licenses and registrations for certain jurisdictions where Swvl operates.” Please amend your risk factor disclosure to discuss the material risks specific to each jurisdiction in which Swvl operates, rather than providing general disclosure with examples. In your discussion, identify the specific, relevant licenses, permits, approval, rules and regulations that apply to Swvl; the licenses, permits, and approvals Swvl does not hold where required; and the specific consequences to Swvl of not holding the required licenses in each of these jurisdictions, where material. For example, disclose the specific consequences to Swvl of operating in Egypt with a pending license.

Response: The Company has revised its disclosure on pages 45 – 46 to address the Staff’s comment.

11.	As a related matter, please describe the limitations on foreign investment for each geographical market in which Swvl operates, where material.

Response: The Company has revised its disclosure on page 46 to address the Staff’s comment.

“Swvl may face particular privacy, data security, and data protection risks . . .”, page 48

12.	Please amend your disclosure to provide a timeline by which you intend to expand into the EU and United Kingdom.

Response: The Company has revised its disclosure on page 51 to address the Staff’s comment.

“Swvl’s business would be adversely affected if the drivers . . .”, page 49

13.

We note your disclosure that “The classification status of drivers that operate on ridesharing platforms is the subject of ongoing litigation and debate in multiple countries.” Please amend this risk factor to describe the relevant proceedings, laws, and/or regulations related to driver classification in the specific geographic markets in which Swvl operates.

Response: The Company has revised its disclosure on page 52 to address the Staff’s comment.

“SPAC may waive one or more of the conditions to the Business Combination . . .”, page 59

14.

We note your disclosure that “SPAC may agree to waive, in whole or in part, one or more of the conditions to its obligations to complete the Business Combination, to the extent permitted by the SPAC Articles and applicable laws and subject to compliance with the Subscription Agreements.” Please disclose how you will notify shareholders of any material changes in terms of the business combination, due to a waiver of any of the relevant conditions or obligations.

Response: The Company has revised its disclosure on pages 62 – 63 to address the Staff’s comment.

“SPAC conducted due diligence on an accelerated timeline.”, page 67

15.	Please amend your filing to disclose why SPAC conducted due diligence on an accelerated timeline.

Response: The Company has revised its disclosure on page 71 to address the Staff’s comment.

Representations and Warranties, page 90

16.	Please amend your disclosure to expand upon what is meant by “independent investigation and reliance.”

Response: The Company has revised its disclosure on pages 94 – 95 to address the Staff’s comment.

Other Covenants and Agreements, page 98

17.	Please amend your disclosure to provide additional detail describing the covenants and agreements related to the PIPE Financing.

Response: The Company has revised its disclosure on page 103 to address the Staff’s comment.

Background of the Business Combination, page 104

18.

Please expand your disclosure to provide a more detailed discussion of the negotiations surrounding the material terms of the business combination agreement, including Swvl’s pre-money valuation of $1 billion, on a debt-free, cash-free basis without adjustment to the purchase price; the amount and form of consideration; the condition that proceeds from the PIPE and the proceeds of the Trust Account (after redemptions) should not be less than $250 million; the inclusion of earnout shares and the three tier Earnout structure; and the condition that the PIPE Financing should not be less than $100 million. In your revised disclosure, please explain the reasons for such terms and each party’s position on such issues, as well as any key points of disagreement and how you reached agreement on the final terms.

Response: The Company has revised its disclosure in the section of the Registration Statement entitled “Background of the Business Combination” to address the Staff’s comment.

19.

We note your disclosure that “[i]n several cases, SPAC presented term sheets or illustrative transaction structures (or similar documentation) describing the structure or principal terms of potential business combinations.” Please amend your disclosure to describe in greater detail the alternative targets to whom SPAC presented term sheets or illustrative transaction structures. Please also clarify the reasons SPAC decided not to pursue a business combination with respect to those targets specifically, and the dates by which SPAC determined not to continue negotiating with each alternative party.

Response: The Company has revised its disclosure on page 109 to address the Staff’s comment.

20.

You disclose throughout that Barclays participated in multiple meetings, and it initially contacted Ms. Grace to discuss, on a preliminary and introductory basis, an upcoming capital raising assignment that Barclays had been engaged on for Swvl. Please amend your disclosure throughout the filing to clearly describe Barclays role in facilitating the business combination, including its relationship to Swvl and any compensation received for its services, prior to its formal engagement as a placement agent for the PIPE Financing.

Response: The Company has revised its disclosure on pages 109 – 110 and 114 to address the Staff’s comment.

21.

We note your disclosure that “During the course of the discussions, Ms. Grace indicated to Barclays that, subject to further due diligence and based on SPAC’s preliminary analysis of Swvl and its business as well as its potential for strong growth in the future, SPAC could provide an amount of capital with funds from its trust and with a committed PIPE financing sufficient to enable Swvl to meet its business development objectives as set forth in its business plan and could potentially value Swvl at approximately $1 billion, on a debt-free, cash-free, pre-money basis.” Please disclose the basis for the $1 billion valuation of Swvl.

Response: The Company has revised its disclosure on page 110 to address the Staff’s comment.

22.

We note your disclosure that “The SPAC Board was satisfied that no actual conflict arose and any potential interest of Ms Grace was appropriately managed. Ms Grace has subsequently resigned the directorship.” Please elaborate on how the potential conflict of interest was “appropriately managed.” Please also disclose the SPAC Board’s basis for determining that no actual conflict arose from Ms. Grace’s interest in VNV Global AB. In this regard, we note that Ms. Grace resigned from the board of VNV Global AB after negotiations and Swvl board approval of the business combination, but prior to the announcement of the same. Please also amend your disclosure to discuss any consideration given related to, or steps taken to remediate, any conflicts of interest created by Ms. Grace’s interest in the Sponsor.

Response: The Company has revised its disclosure on pages 111 and 236 – 237 to address the Staff’s comment. Further, the Company notes for the Staff disclosure on pages xi, 13, 65 and 135 addressing the SPAC Board’s consideration of the fact that Victoria Grace is Chief Executive Officer and Managing Member of the Sponsor and may be deemed to have or share beneficial ownership of the SPAC Class B Ordinary Shares held directly by the Sponsor.

23.	Please amend your disclosure to describe the key terms of a possible business combination between SPAC and Swvl that were included in the term sheet delivered to Guggenheim Securities on May 16, 2021.

Response: The Company has revised its disclosure on pages 111 – 112 to address the Staff’s comment.

24.

Describe the “proposed revisions to the amount of consideration to be delivered in the earn-out and the amount of funds to be available to the post-combination company upon the closing of the transaction” discussed in the days between May 19, 2021 and May 21, 2021.

Response: The Company respectfully advises the Staff that the concept of the earn-out was first introduced in the May 19, 2021 draft of the term sheet and the only change that was discussed between May 19, 2021 and May 21, 2021, and ultimately accepted, was to the number of shares to be delivered as consideration. The Company has revised its disclosure on page 112 to clarify the foregoing.

25.

Please identify the “Consultant,” and disclose any compensation paid to the consultant for its role in the business combination. As a related matter, we note your disclosure on page 110 that “In July 8, 2021, SPAC management and representatives of Guggenheim Securities held a call with the Consultant to receive the Consultant’s final presentation on Swvl diligence. Topics covered included market sizing and dynamics, a financial model assessment, a growth marketing assessment, a product integrity assessment and a technical excellence and technology assessment.” Please tell us whether the Consultant’s presentations fall within the purview of Item 4(b) of Form F-4, and if so, revise your disclosure to state as much and provide the information required by Item 4(b) and 21(c) of Form F-4.

Response: The Company respectfully submits that the identity of the Consultant and the compensation paid to the Consultant are immaterial to investors and would not provide any additional insight in evaluating the background of the business combination. In addition the Company respectfully submits that the Consultant’s presentation does not fall within the purview of Item 4(b) of Form F-4. In connection with its due diligence, SPAC engaged a number of advisors referenced in the Registration Statement to review certain aspects of Swvl’s business based on such advisor’s respective expertise. Each advisor presented its findings in connection therewith to SPAC. Other than as otherwise disclosed in the Registration Statement with respect to the opinion provided by Guggenheim Securities, none of these materials opined on the value of Swvl or the fairness of the consideration offered in the Business Combination or made any recommendations whether SPAC should or should not proceed with the Business Combination. The Company respectfully submits that the Consultant’s presentation does not fall within the purview of Item 4(b) of Form F-4.

26.	Please disclose any compensation received by Barclays and MPW Capital Advisors Limited for each’s role as placement agents in the PIPE Financing.

Response: The Company has revised its disclosure on page 114 to address the Staff’s comment. The Company intends to include the actual amounts of such compensation in a subsequent amendment.

27.

Please amend your disclosure in this section to describe any conflicts that arose throughout your negotiations of the business combination and the facilitation of the PIPE financing related to the fact that Lone Fonss Schroder also serves as Chief Executive Officer of Concordium AG, an affiliate of the Concordium Foundation, a PIPE Investor. Include a discussion of any steps taken to address potential or actual conflicts of interest.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that Concordium AG expressed interest in participating in the PIPE Financing with an investment of $25,000 and ultimately committed to fund $25,000, which the Company posits is an immaterial amount in relation to the aggregate PIPE Financing. As such, the Company does not believe that any additional disclosure is required.

28.

We note your disclosure that Swvl securityholders will “receive up to an additional 15 million shares of the combined company based on the satisfaction of certain share price triggers (or an earlier change of control above such price triggers) within 5 years after the Business Combination.” To the extent material, please provide a description of these price triggers.

Response: The Company has revised its disclosure on page 112 to address the Staff’s comment. Further, the Company notes for the Staff the existing disclosure on pages 92 – 94, which describes the earn-out and price triggers included in the Business Combination Agreement in more detail.

29.

We note your disclosure that “EY and Vinson & Elkins reported preliminary findings on their ongoing due diligence process and the status of unresolved due diligence items.” To the extent material, please describe the nature of the unresolved due diligence items.

Response: The Company has revised its disclosure on page 118 to note the unresolved due diligence items at the time of the SPAC Board meeting to approve the Business Combination. The Company respectfully advises the Staff that SPAC continued its diligence efforts after signing of the Business Combination Agreement and does not expect there to be any material due diligence items outstanding at the time of mailing the proxy statement and any material risks associated with such due diligence will be included in the risk factors.

Certain Financial Projections Provided to SPAC’s Board, page 115

30.	Please amend your disclosure to describe how the projections relate to the proposed $1 billion valuation of Swvl.

Response: The Company has revised its disclosure on page 124 to address the Staff’s comment.

31.

Please disclose how and why the timeframe leading out to 2025 projected financial results was selected. Disclose whether or not the projections are in line with historic operating trends and, if not, explain why the change in trends is appropriate. With respect to the material assumptions underlying the projections discussed on page 117, please quantify the strategic transactions and any other relevant quantitative disclosure relating to the other assumptions, as applicable.

Response: The Company has revised its disclosure on pages 121 – 124 to address the Staff’s comment.

Potential Purchases of SPAC Public Shares, page 129

32.

We note your disclosure that “[i]n connection with the SPAC shareholder vote to approve the Business Combination, Sponsor, SPAC’s directors, officers or advisors or any of their respective affiliates may privately negotiate transactions to purchase SPAC Public Shares from SPAC shareholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the Trust Account.” Please tell us how these purchases comply with Rule 14e-5 of the Exchange Act.

Response: The Company respectfully submits that any such purchases by Sponsor, SPAC’s directors, officers or advisors or any of their respective affiliates would only be made in compliance with applicable law, including Rule 14e-5 of the Exchange Act. As disclosed in Amendment No. 2, none of the of the Sponsor, SPAC’s directors, officers or advisors or any of their respective affiliates have current commitments, plans, or intentions to purchase SPAC Public Shares or have formulated any terms or conditions for any such transaction. SPAC and the Company are discussing with an unaffiliated party the possibility that such party would offer to purchase shares from holders that have validly elected to have their shares redeemed, along with the entry by the SPAC and such party into a prepaid forward to sell such shares to SPAC after a period. Such transactions would only be entered into if the parties concluded they did not violate applicable law.

The PIPE Financing, page 133

33.	Please disclose whether Lone Fonss Schroder, by virtue of her role as Chief Executive Officer of Concordium AG, an affiliate of the Concordium Foundation, will participate in the PIPE Financing.

Response: The Company has revised its disclosure on pages xi, xviii, 13, 65, 135 and 276 to address the Staff’s comment.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The SPAC Merger, page 137

34.

You disclose that the discussion in this section is the opinion of counsel, and that the transaction should qualify as an F Reorganization. Given that counsel is not providing a firm opinion regarding treatment of the transaction, please revise to provide the reason for the inability to opine on the material tax consequences and describe the degree of any uncertainty in the opinion. Please also include appropriate risk factor disclosure. Refer to Section III.C.4 of Staff Legal Bulletin No. 19 for guidance.

Response: The Company has revised its disclosure on pages v and 145 – 147 and filed an updated form of opinion, as Exhibit 8.1 to Amendment No. 2 to address the Staff’s comment.

Proposal No. 3—The Advisory Organizational Documents Proposal, page 151

35.

We note that the Advisory Organizational Documents Proposal includes an increase in the authorized share capital of the combined company; changes to the number and term of directors; and limitations on actions of shareholders by written consent. Please unbundle the proposal to allow shareholders to vote separately on material matters. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

Response: The Company has revised its disclosure on pages 159 – 166 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination, page 155

36.	Please amend your filing to address the following:

•

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

•	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

•

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company has revised its disclosure on pages 171 – 173 and 178 – 179 to address the Staff’s comment.

Unaudited Pro Form Condensed Combined Statement of Operations, page 162

37.	Please explain why you have not included historical and pro forma per share amounts on the face of the statement of operations or revise to include. Refer to Regulation S-X 11- 02(a)(9).

Response: The Company has revised its disclosure on pages 176 – 177 to address the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

4. Pro Forma Adjustments, page 165

38.	We refer you to adjustment B. Please reconcile for us the amounts disclosed for each scenario to the adjustment amounts on the pro forma statement of financial position.

Response: The Company has revised its disclosure on pages 179 – 180 to address the Staff’s comment.

Information About Swvl

Market Opportunity and Competitive Advantage, page 171

39.

We note your disclosure that “a recent study found that 78% of women surveyed in Karachi reported being harassed on public transport at least once over the preceding year.” Please identify the study, and the entity that conducted the study. If you commissioned the study, please disclose the same, and file the consent of the entity who conducted the study as an exhibit to your registration statement. See Rule 436 and Section 7 of the Securities Act.

Response: The Company has revised its disclosure on page 186 to address the Staff’s comment.

40.

We note your disclosure that “[i]n the first half of 2021, we maintained an average monthly first station reliability rate of approximately 95%, meaning that drivers using our platform arrived on-time (i.e., within five minutes of the estimated time) at the first pickup point of their daily routes approximately 95% of the time.” In order to provide better comparability and clarity regarding this statement, please revise to disclose the reliability rate of other stations or pick-up points, such as the last pick-up point or station, or tell us why such information is not material.

Response: The Company notes the Staff’s comment and respectfully submits that the reliability rates of other stations or pick-up points is not material in the context of Swvl’s operations. Swvl tracks the first station reliability rate because it is a metric that is in the control of the drivers using Swvl’s platform and, thus, able to be influenced or improved by actions taken by Swvl. A driver’s ability to reach subsequent pick-up points on time is subject to real-time traffic conditions, which are not in Swvl’s control. As a result, Swvl does not consider reliability rates of subsequent stations to be material.

Swvl Business (TaaS and SaaS), page 173

41.	Please amend your disclosure to clarify why TaaS and SaaS offerings have potentially higher margins than your other offerings.

Response: The Company has revised its disclosure on page 189 to address the Staff’s comment.

Route Creation and Optimization, page 174

42.

Please disclose how you define and calculate driver retention rate. In this regard, we note your disclosure that “in June 2021 we had an average 30-day rolling driver retention rate of approximately 79% in our Cairo retail market.” In order to provide additional context to investors and ensure comparability, please revise to disclose the rolling driver retention rate for previous financial periods referenced in your disclosure and explain the reasons for any significant fluctuations from period to period. As a related matter, please amend your disclosure to briefly define user convenience and user churn probability.

Response: The Company has revised its disclosure on page 190 to address the Staff’s comment.

Pricing, page 175

43.

We note your disclosure that “[o]ur per rider revenue generation has increased over time. To measure this, we conduct cohort analyses to compare the historical rates of new rider revenue growth to more recent rates.” You also provide the following examples: “in Cairo, a cohort of new riders that joined our platform in January 2019 began generating approximately $13 per rider per month of revenue in December 2019 (i.e., 12 months after joining our platform). A similar cohort of new riders joining our platform in September 2020 began generating the same $13 of per rider per month revenue in October 2020 (i.e., just one month after joining our platform).” To provide investors with complete information supporting your statement that your per revenue generation has increased over time, please provide a cohort analysis for the financial periods presented in the filing. In your discussion, please clearly define each cohort, including how you determine which customers are included in each cohort, and whether these customers are unique.

Response: The Company has revised its disclosure on page 191 to address the Staff’s comment.

Government Regulation, page 179

44.

Please amend your disclosure in this section to provide additional detail about the material regulations to which you and your operating subsidiaries are subject. Identify the relevant laws, regulations, and governing bodies; disclose whether you are in compliance with these laws and regulations; and discuss the material effects of any non-compliance with relevant rules and regulations.

Response: The Company has revised its disclosure on pages 195 – 196 to address the Staff’s comment.

Group Structure, page 179

45.

Given the number of markets in which you operate and the limitations on foreign investment in some of the jurisdictions in which you operate, please provide a diagram of your organizational structure, including your ownership interests in each of your operating subsidiaries.

Response: The Company has revised its disclosure on page 195 to include the diagram requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Swvl

Impact of the COVID-19 Pandemic, page 183

46.

We note your disclosure that “Beginning in March 2020, the pandemic and these related responses have had an adverse effect on demand and earning opportunities for drivers using our platform, leading to lower than expected revenues.” To provide balanced context, please consider quantifying the impact on expected revenues.

Response: The Company has revised its disclosure on page 200 to address the Staff’s comment.

Factors Affecting Our Business and Results of Operations, page 184

47.

We note your disclosure that “[w]e grow our business by attracting new riders to our platform and increasing their usage of our platform over time.” To provide context for investors regarding the growth of your business in recent financial periods, please quantify the amount of your total revenue attributable to new riders compared to existing riders for the periods presented in your filing. Please also clarify how you identify “new riders,” including whether these riders are unique.

Response: The Company has revised its disclosure on page 201 to address the Staff’s comment.

48.

You disclose that “our efforts have resulted in gross revenue retention in excess of 60%, measured prior to the effects of COVID-19 based on the gross revenue generated by cohorts of users tested in their first month of activity (in each of January 2019 and February 2019) and after 12 months of activity (in each of January 2020 and February 2020).” Please clarify how you measure “gross revenue retention.”

Response: The Company has revised its disclosure on page 201 to address the Staff’s comment.

Reconciliation of Non-IFRS Financial Measures

Reconciliation from Revenue to Gross Revenue and Gross Margin, page 193

49.

We note that your presentation of gross revenue excludes the impact of incentives which are reductions to your revenue recorded under IFRS 15. Please tell us how you determined that these adjustments do not result in a tailored recognition and measurement method. Refer to Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has revised its disclosure throughout the Registration Statement, including on pages 201, 207, 209 and 211 – 214, to revise the labeling of “Gross Revenue” to “Gross Sales” to add more clarity to readers of the financial statements as to how Revenue is reconciled with aggregate sales, to provide a better understanding of how Revenue is derived. As a startup, Swvl has offered material discounts or offers (which are not limited to incentives, but also comprise refunds, uncollected cash and sales waivers), which substantially diminish Revenue. This might be misinterpreted as Swvl not being able to sell its services and is therefore important to clarify.

50.	Please revise to reconcile gross margin to the most directly comparable IFRS financial measure as required by Item 10(e)(1)(i) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to its response to comment 51 for resolution of this comment.

51.

We note your use of the non-IFRS measure, gross margin. Please tell us how you determined it was appropriate to use a title for your non-IFRS financial measure that appears to be the same as, or confusingly similar to, a title used for a IFRS financial measure. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has revised its disclosure on pages 211 – 214 to revise the labeling of “Gross Margin” to “Gross Sales less Captain Costs” to avoid it being confusingly similar to an IFRS measure.

Beneficial Ownership of Securities, page 248

52.	Please identify the natural persons with voting control of entities affiliated with Memphis Equity Ltd., entities affiliated with VNV (Cyprus) Limited, and entities affiliated with DiGame Africa.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 272 to identify the natural persons with voting control of Memphis Equity Ltd.

The Company respectfully advises the Staff that, to the Company’s knowledge, the investment and voting decisions of DiGame Africa are made by a majority of the individuals that serve on the board of DiGame Investment Company, which wholly owns DiGame Africa. To the Company’s knowledge, there are currently five directors on the board of DiGame Investment Company.

The Company further advises the Staff that, to the Company’s knowledge, the investment and voting decisions of VNV (Cyprus) Limited are made by a majority of the individuals that serve on the board of VNV (Cyprus) Limited. To the Company’s knowledge, there are currently five directors on the board of VNV (Cyprus) Limited.

53.

We note your disclosure that “All such scenarios . . . do not take into account (i) Holdings Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or (ii) the Earnout Shares.” Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company has revised its disclosure on page 271 to address the Staff’s comment.

Financial Statements

Swvl Inc. and its subsidiaries

Consolidated statement of comprehensive income, page F-40

54.

We note from the disclosure on page 188 that your costs of sales does not include any depreciation or amortization. Please explain how your presentation of gross loss is appropriate in light of the guidance in SAB Topic 11:B.

Response: The Company respectfully acknowledges the Staff’s comment. Swvl currently classifies all depreciation and amortization expenses within ‘General & Administrative expenses’. Swvl’s depreciation, which amounted to $253,067 and $487,412 during 2019 and 2020, respectively, pertains to depreciation of furniture and fixtures and leasehold improvements. In addition, Swvl records depreciation of its right of use assets associated with office leases.

Swvl classifies only those costs directly associated with revenue generating activities as cost of revenues, such as captain costs and tolls and fines to operate the routes. Swvl does not believe that depreciation associated with any of the items above is directly associated with its revenue generating activities and hence it does not believe the relevant guidance in SAB Topic 11:B is applicable.

Notes to the consolidated financial statements

Note 2.19 Revenue recognition, page F-58

55.

We note you operate your business under three different models – Regular, Travel and Transport as a Service. Please explain to us how you considered the guidance in IFRS 15 paragraph 114 related to disaggregation of revenues and in IFRS 8 paragraph 32 related to information about products and services. Additionally, please explain your consideration of providing a discussion in management’s discussion and analysis of financial condition and results of operations of the three models and their impact on results. Refer to Item 5.A of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has considered the guidance in light of IFRS 15.114-115 and IFRS 15.B87-89 and considers revenue by geography to be a sufficient disaggregation for readers of the financial statements through December 31, 2020.

The Company’s determination that revenue by geography was a sufficient disaggregation for such periods is based on the fact that the Company believes that, in light of the nature of Swvl’s business and its status as a startup, investors would have been focused on the geographic growth of the Company and the ability of the Company to build a customer base in each geographic sector.

For subsequent periods, including in the Company’s condensed interim consolidated financial statements for the six months ended June 30, 2021, the Company has added an additional disaggregation of revenue by offerings. This disaggregation breaks down revenue that is attributable to the Company’s “business to business” offerings (i.e., transportation-as-a-service, or TaaS) and that attributable to the Company’s “business to consumer” offerings (i.e., Swvl Retail and Swvl Travel).

In respect of the Company’s “business to consumer” offerings, the Company does not believe further disaggregation into the two component models (i.e., into Swvl Retail and Swvl Travel) is practical, as the necessary information to calculate revenue for each such model is not available.

Principal versus agent considerations, page F-59

56.

We note you consider yourself a principal and present your revenue on a gross basis. Please provide us with a detailed analysis of how you determined that your transportation services should be presented on a gross basis under IFRS 15. Please also provide us with an English-language translation of your contracts with captains, contract with independent operators and terms of service or end-user service agreement related to your services.

Response: The Company respectfully acknowledges the Staff’s comment. Swvl considers itself as a principal and presents revenue on a gross basis based on the following:

a) Swvl acts as the primary obligor as

•	It has discretion in deciding the routes on which the buses will commute on;

•	It approves the assignment of individual captains and operators to a service model;

•	It is responsible for the end to end provision of the transportation service for which Swvl takes full responsibility;

•	The captain has no discretion in deciding which rider to accept onto the bus as the application is not configured to give options to the captain for accepting/rejecting passengers;

•	The customer support unit of Swvl deals with any customer complaints and registers these complaints on the platform for further action;

•	The captain’s responsibility is limited to execute the ridesharing service details while Swvl controls the key elements of the service;

•	Any cancellation fee is retained by Swvl and not shared with the captains/operators;

•	The rider is under no obligation to pay any tip amount to the captain as per the terms of service

b) Swvl has the inventory risk as

•	The captain’s remuneration is not linked with the number of riders, i.e. the captain is paid a fixed fee.

•	There is no cost plus arrangement with the captain, the operators are entitled for a fixed fee as mentioned before.

c) Swvl has discretion in establishing the price for the ridesharing service

•	It determines the route fares and the captain is not able to alter the fare

•	Discounts (i.e. promo codes) are determined by Swvl only

•	It approves the extra fare paid on a per km basis for the extra distance covered as part of deviation from the original route (dynamic routing).

For an entity to be analysed as an agent, the consideration payable to the entity needs to be structured on a commission basis (i.e. the agent would be expected to earn a cut out of the principal’s overall fee or revenue). However, in Swvl’s particular model, it is noted that Swvl does not earn a commission, instead the revenue collected from the ride fares are passed on to Swvl after which Swvl pays a fixed fee to the captains regardless of the ride fares collected on a particular route.

d) Swvl bears the credit risk:

•	The credit risk rests entirely with Swvl as Swvl pays the consideration due to the captain irrespective of whether the riders default on payment.

•	In the case of a customer default, the loss is borne by Swvl.

e) The rider is considered to be the customer of Swvl and not the captain. The captains are not deriving revenue from the riders in Swvl’s operating model. The contract in place governing the relationship between Swvl and the end user is the terms and conditions found on Swvl’s website.

We will also be separately providing English-language samples of each of our B2B customer-side contracts and our captain-side contracts.

16. Revenue

16.1 Revenue reconciliations, page F-79

57.	Please explain why you believe it is appropriate to present Gross Revenue, a non-IFRS measure, in the notes the financial statements. Refer to Item 10(e)(ii)(C) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and plans to remove the disclosure of non-IFRS measures from its IFRS financial statements going forward. Also moving forward, non-IFRS measures will only be presented in the MD&A pages, while using the term “Gross Sales” instead of “Gross Revenue” (which is an IFRS 15 term).

With regards to the consolidated financial statements for the year ended December 31, 2020, the Company considers the reconciliation between Revenue to Gross Revenue to be an additional disclosure which clarifies how Revenue is derived as mentioned in comment 49 above on the following basis:

•	The audited financial statements for December 31, 2020 reflect Revenue in accordance with IFRS 15 (IFRS measure); and

•

The non-IFRS reconciliation represents additional information, with the intention to furnish additional details to readers of the financial statements for better understanding as mentioned above (all IFRS required disclosure requirements were included) without having an impact on the reliability of the financial statements and the notes thereto.

General

58.	Please address the following issues in an appropriate place in your filing:

•

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company has revised its disclosure on pages vii – viii to address the Staff’s comment.

•

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company has revised its disclosure on page 63 to address the Staff’s comment.

•

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company has revised its disclosure on page 138 to address the Staff’s comment.

•

It appears that Barclays performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Barclays that are contingent on completion of the business combination.

Response: The Company has revised its disclosure on pages 114 – 115 to address the Staff’s comment. The Company intends to include the actual amount of such fees in a subsequent amendment.

•

Please also expand your disclosure regarding the sponsor’s ownership interest in the target company to disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company has revised its disclosure on pages x, 12, 13, 64 and 135 to address the Staff’s comment.

•

Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response: The Company has revised its disclosure on page xviii to address the Staff’s comment.

*    *     *

Should you have any questions or comments with respect to Amendment No. 2 or this letter, please contact Nicholas A. Dorsey at 212-474-1764.

Sincerely,

/s/ Nicholas A. Dorsey

Nicholas A. Dorsey

VIA EDGAR

Copy to:

Victoria Grace

    Queen’s Gambit Growth Capital

        55 Hudson Yards, 44th Floor

            New York, NY 10001

Mostafa Kandil

    Youssef Salem

        Swvl Inc.

            The Offices 4, One Central

                Dubai World Trade Centre

                    Dubai, UAE

Brenda Lenahan

    E. Ramey Layne

        Caroline Blitzer Phillips

            Vinson & Elkins L.L.P.

                1114 Avenue of the Americas, 32nd Floor

                    New York, NY 10036

VIA E-MAIL